Exhibit 5.2

INTERNAL REVENUE SERVICE P. 0. BOX 2508 CINCINNATI, OH 45201	DEPARTMENT OF THE TREASURY

Date: AUG 19 2010

Employer Identification Number: 14-0689340

DLN: 17007036015018

Person to Contact: MARCIA J BERNSTEIN ID# 11160

Contact Telephone Number: (516) 683-5311

Plan Name: GE SAVINGS AND SECURITY PROGRAM

Plan Number: 334

GENERAL ELECTRIC COMPANY 3135 EASTON TURNPIKE FAIRFIELD, CT 06828-0000

Dear Applicant:

We have made a favorable determination on the plan identified above based on the information you have supplied. Please keep this letter, the application forms submitted to request this letter and all correspondence with the Internal Revenue Service regarding your application for a determination letter in your permanent records. You must retain this information to preserve your reliance on this letter.

Continued qualification of the plan under its present form will depend on its effect in operation. See section 1.401-1(b)(3) of the Income Tax Regulations. We will review the status of the plan in operation periodically.

The enclosed Publication 794 explains the significance and the scope of this favorable determination letter based on the determination requests selected on your application forms. Publication 794 describes the information that must be retained to have reliance on this favorable determination letter. The publication also provides examples of the effect of a plan’s operation on its qualified status and discusses the reporting requirements for qualified plans. Please read Publication 794.

This letter relates only to the status of your plan under the Internal Revenue Code. It is not a determination regarding the effect of other federal or local statutes.

This determination letter gives no reliance for any qualification change that becomes effective, any guidance published, or any statutes enacted, after the issuance of the Cumulative List (unless the item has been identified in the Cumulative List) for the cycle under which this application was submitted.

This letter may not be relied on after the end of the plan’s first five-year remedial amendment cycle that ends more than 12 months after the application was received. This letter expires on January 31, 2013. This letter considered the 2006 Cumulative List of Changes in Plan Qualification Requirements.

This determination letter is applicable for the amendment(s) executed on 12/14/07, 9/10/07.

GENERAL ELECTRIC COMPANY

This determination letter is also applicable for the amendment(s) dated on 9/14/09, 11/12/09.

This determination is subject to your adoption of the proposed amendments submitted in your letter dated 7/27/10. The proposed amendments should be adopted on or before the date prescribed by the regulations under Code section 401(b).

This determination is conditioned upon your adoption of the proposed restated plan as submitted with your or your representative’s letter dated 1/31/08, 12/10/09. The proposed plan should be adopted on or before the date prescribed by the regulations under Code section 401(b).

This plan satisfies the requirements of Code section 4975(e)(7).

If you have questions concerning this matter, please contact the person whose name and telephone number are shown above.

Sincerely,

/s/ Andrew Zuckerman
Andrew E. Zuckerman
Director, EP Rulings & Agreements

Enclosures:

Publication 794